

June 10, 2011

<u>Via E-mail</u>
Douglas F. Garn
President and Chief Executive Officer
Quest Software, Inc.
5 Polaris Way
Aliso Viejo, CA 92656

  Re: **Quest Software, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed February 24, 2011
     File No. 000-26937

Dear Mr. Garn:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief